# ContentOro, Inc
## Statements of Cash Flows
### (Unaudited)

| | Year Ended Decmeber 31, 2016 | Year Ended Decmeber 31, 2015 |
|---|---|---|
| Cash used in operating activities | | |
| Net loss | $ (641,202) | $ (400,683) |
| Adjustments to reconcile net loss to net cash provided by operations: | | |
| Depreciation | 276 | - |
| Changes in operating assets and liabilities | | |
| Accounts receivable | (33,190) | |
| Prepaid expenses | (2,599) | (7,000) |
| Accounts payable | 913 | 1,806 |
| Accrued expenses | 11,405 | - |
| Accrued interest payable | 24,660 | - |
| Royalties payable | 11,620 | - |
| Net cash used in operating activities | (628,117) | (405,877) |
| | | |
| Cash flows used in investing activities | | |
| Computer equipment purchase | (1,984) | - |
| Net cash used in investing activities | (1,984) | - |
| | | |
| Cash flows from financing activities | | |
| Sale of capital stock | | 517,931 |
| Proceeds from borrowings | 750,000 | - |
| Net cash provided by financing activities | 750,000 | 517,931 |
| | | |
| Net cash increase (decrease) for period | 119,899 | 112,054 |
| | | |
| Cash at beginning of period | 112,054 | - |
| Cash at end of period | $ 231,953 | $ 112,054 |